L'ORÉAL

03 FEB 25 AM 7:21

L'OREAL
International Financial Information Department

03007411

Paris,
20th February, 2003 (evening)

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information (Typographical correction) pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Typographical correction

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Very truly yours,

The International Financial
Information Director

F.A.

François ARCHAMBAULT

dlw 3/18

(Encl. 1)

L'ORÉAL

NEWS RELEASE

Clichy, Thursday 20th February 2003
6.00 p.m.

L'ORÉAL

Subject: TYPOGRAPHICAL CORRECTION - - L'Oréal Provisional Results News Release (20/02/03)

Please be advised that this morning's news release concerning L'Oréal's 2002 provisional results contained a typing error in the penultimate paragraph of the English version.

"Net book profit after minority interests reached…"

The figure should read: €1,277

Please accept our sincere apologies for any inconvenience caused.

Contacts at L'ORÉAL

Shareholders and market authorities
Mr François ARCHAMBAULT
☎ : +33 (0)1.47.56.83.45
http://www.loreal-finance.com

Analysts and institutional Investors
Mrs Caroline MILLOT
☎ : +33 (0)1.47.56.86.82
Fax: +33 (0)1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎ : +33 (0)1.47.56.40.24
http://www.loreal.com

For further information, please contact your bank, broker or financial institution, and consult your usual newspapers, the ***Internet site*** *for shareholders and investors,* ***http://www.loreal-finance.com****, or the mobile website for PDA: loreal-finance.com mobile edition. Alternatively, call the phone number: +33 1 58 13 51 36.*

- L'OREAL – 41 rue Martre – 92117 CLICHY–France.

L'ORÉAL

03 FEB 25 AM 7:21

L'OREAL
International Financial Information Department

20th February, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Re: **<u>L'Oréal S.A. -- File No. 82-735</u>**

Ladies and Gentlemen:

L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information (news release 2002 Provisional Results announcement) pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

News Release 2002 Provisional Results announcement

Very truly yours,

The International Financial
Information Director

François ARCHAMBAULT

NEWS RELEASE

Clichy, Thursday 20th February 2003
7.30 a.m.

L'ORÉAL

Strong increase in 2002 Results

Net profit before exceptionals: up 18.5%

Consolidated sales reached € 14.3 billion. Like-for-like growth was +8.9% on 2001.

Net profit before exceptionals, i.e. before capital gains and losses and after minority interests[1], used to calculate earnings per share, reached € 1,456 million, an increase of +18.5%.

Adjusted operating profit[2] advanced by +10.3% to € 1,841 million. Pre-tax profit of fully consolidated companies rose +13.1% to € 1,698 million.

Mr Lindsay OWEN-JONES, Chairman and Chief Executive Officer of L'Oréal, said: "Despite significant currency fluctuations and a difficult economic climate in some markets, L'Oréal was able to maintain strong organic growth momentum in 2002 thanks to its policy of international innovations. Good currency hedging and strict cost control enabled us to continue to improve our margins. Overall, we achieved further strong growth in our net profit. This achievement means that, despite the monetary difficulties, we can look forward to 2003 with confidence ".

Continuing margin improvement

Adjusted operating profit[2] increased by +10.3% to € 1,841 million, representing 12.9% of consolidated sales, compared with 12.1% in 2001.

The continuing margin improvement in all markets reflects the successful international development of the core brands and constant efforts to control manufacturing and administrative costs.

	Consolidated group Adjusted operating profit[2] by branch	
	At 31st December 2002	As % of sales
Cosmetics	€ 1,768 m	12.7%
Dermatology [3]	€ 65 m	20.3%
Consolidated total	€ 1,841 m	12.9%

(1) Unaudited financial statements.
(2) i.e. including exchange gains and losses.
(3) Group share, i.e. 50%.

	Cosmetics branch Adjusted operating profit[2] by geographic zone (as % of sales)	
	2001	2002
Western Europe	13.3%	13.9%
North America	12.3%	12.7%
Rest of the world	8.1%	9.5%
Cosmetics total	12.0%	12.7%

(2) i.e. including exchange gains and losses.

As a result of the decline in the group's debt together with lower interest rates, net financial expenses (excluding exchange gains and losses) amounted to € 142 million compared with € 167 million in 2001.

Consequently, pre-tax profit of fully consolidated companies increased by +13.1% to € 1,698 million.

Corporate taxes at group level increased by +8.2% to € 580 million.

Net profit (before capital gains and losses) of fully consolidated companies was € 1,119 million, increasing by +15.8%.

Strong contribution from Sanofi-Synthélabo

The group share of net profit from equity affiliates amounted to € 345 million, representing an increase of +28%. This reflects the contribution of SANOFI-SYNTHELABO which once again achieved strong earnings growth.

A sound balance sheet

The cash flow generated in 2002 enabled group debt levels to be reduced once again. The debt-to-equity ratio fell from 12.6% at the end of 2001 to 4.8% at the end of 2002.

The group's main annual indicators(¹)

	at 31st December 2001 € million	at 31st December 2002 € million	% Growth
Consolidated sales	13,740	14,288	+4.0%
Operating profit	1,626	1,778	+9.4%
Adjusted operating profit (2)	1,669	1,841	+10.3%
Pre-tax profit of fully consolidated companies	1,502	1,698	+13.1%
Net profit (before capital gains and losses) of fully consolidated companies	966	1,119	+15.8%
Group share of net profit from equity affiliates	270	345	+28.0%
Net profit before capital gains and losses and after minority interests	1,229	1,456	+18.5%
Earnings per share (€)	1.82	2.15	+18.5%

(1) *Unaudited financial statements.*
(2) *i.e. including exchange gains and losses.*

Net book profit after minority interests reached € 1,277 million. The difference between net profit before capital gains and losses and minority interests and net book profit stems mainly from provisions for L'Oréal shares held by the group itself (€ 80 million) and from amortisation of goodwill (€ 50 million), together with various restructuring costs and capital gains or losses.

The Board of Directors reviewed these provisional financial statements on 19th February 2003 and will close them on 25th March 2003.

Contacts at L'ORÉAL

Shareholders and market authorities
Mr François ARCHAMBAULT
☎ : +33 (0)1.47.56.83.45
http://www.loreal-finance.com

Analysts and institutional Investors
Mrs Caroline MILLOT
☎ : +33 (0)1.47.56.86.82
Fax: +33 (0)1.47.56.80.02

Journalists
Mr Lorrain KRESSMANN
☎ : +33 (0)1.47.56.40.24
http://www.loreal.com

*For further information, please contact your bank, broker or financial institution, and consult your usual newspapers, the **Internet site** for*